

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2022

Christopher Ianelli
Chief Executive Officer
iSpecimen Inc.
450 Bedford Street
Lexington, MA 02420

       Re: iSpecimen Inc.
          Registration Statement on Form S-3
          Filed July 29, 2022
          File No. 333-266384

Dear Mr. Ianelli:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alyssa Wall at 202-551-8106 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: Scott M. Miller, Esq.